

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 28, 2015

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1346
        File Nos. 333-205361 and 811-03763

Dear Mr. Fess:

On June 30, 2015, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1346 (the "Fund"), consisting of a unit investment trust, BofA Merrill Lynch Millennials Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   Since the name of the Trust includes the term "BofA Merrill Lynch Millennials Portfolio," and the second paragraph of this section describes a "list of securities published by Merrill Lynch Research" that the sponsor has referenced in constructing the Trust portfolio, please identify the specific list that the sponsor has referenced, and revise the 80% policy to provide that the Trust will invest at least 80% of the value of its assets in securities included on this particular list. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Please also describe in this section the types of securities (e.g., common stocks, preferred stocks, etc.) in which the Trust will invest.

2.   The second paragraph of this section describes the market segments that may benefit from the emergence of Millennials, including "households" and "sharing economy." Please provide the meaning of these two terms in this section.

Investment Summary — Principal Risks

3.   The fourth bullet point in this section states that the Trust is concentrated in the "information technology sector." However, the last sentence in the Principal Investment Strategy section states that the Trust is concentrated in the "technology sector." Please revise the disclosures in these sections to provide a consistent description of the sectors in which the Trust will concentrate.

GENERAL COMMENTS

4.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

5.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

 We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

 Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

 Sincerely,

 /s/ Edward P. Bartz

 Edward P. Bartz
 Senior Counsel